Exhibit 99.3

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS UNDER IFRS

AS AT AND FOR THE THREE MONTHS ENDED JUNE 30, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	Notes	As at March 31, 2025	As at June 30, 2025
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
ASSETS
Goodwill	6	325,014	328,439	3,831
Intangible assets	6	27,450	25,916	302
Property, plant and equipment	4	80,684	79,754	930
Right-of-Use assets	5	25,598	27,121	317
Financial assets
Derivative assets	17	^	2	^
Investments	7	26,458	27,585	322
Trade receivables		299	300	3
Other financial assets	10	4,664	4,698	55
Investments accounted for using the equity method		1,327	1,382	16
Deferred tax assets		2,561	2,515	29
Non-current tax assets		7,230	6,441	75
Other non-current assets	11	7,460	8,113	95

Total non-current assets		508,745	512,266	5,975

Inventories	8	694	571	7
Financial assets
Derivative assets	17	1,820	912	11
Investments	7	411,474	405,976	4,735
Cash and cash equivalents	9	121,974	125,763	1,467
Trade receivables		117,745	118,143	1,378
Unbilled receivables		64,280	71,626	835
Other financial assets	10	8,448	19,105	223
Contract assets		15,795	16,151	188
Current tax assets		6,417	6,760	78
Other current assets	11	29,128	30,395	355

Total current assets		777,775	795,402	9,277

TOTAL ASSETS		1,286,520	1,307,668	15,252

EQUITY
Share capital		20,944	20,965	245
Share premium		2,628	4,825	56
Retained earnings		716,477	750,674	8,755
Share-based payment reserve		6,985	5,224	61
Special Economic Zone Re-investment reserve		27,778	26,885	314
Other components of equity		53,497	60,330	703

Equity attributable to the equity holders of the Company		828,309	868,903	10,134
Non-controlling interests		2,138	1,688	20

TOTAL EQUITY		830,447	870,591	10,154

LIABILITIES
Financial liabilities
Loans and borrowings	12	63,954	—	—
Lease liabilities		22,193	23,977	280
Other financial liabilities	14	7,793	5,134	60
Deferred tax liabilities		16,443	15,551	181
Non-current tax liabilities		42,024	41,567	485
Other non-current liabilities	15	17,119	18,686	218
Provisions	16	294	263	3

Total non-current liabilities		169,820	105,178	1,227

Financial liabilities
Loans, borrowings and bank overdrafts	12	97,863	126,766	1,479
Lease liabilities		8,025	7,993	93
Derivative liabilities	17	968	1,326	16
Trade payables and accrued expenses	13	88,252	86,010	1,003
Other financial liabilities	14	3,878	6,626	77
Contract liabilities		20,063	20,739	242
Current tax liabilities		34,481	45,113	526
Other current liabilities	15	31,086	35,575	415
Provisions	16	1,637	1,751	20

Total current liabilities		286,253	331,899	3,871

TOTAL LIABILITIES		456,073	437,077	5,098

TOTAL EQUITY AND LIABILITIES		1,286,520	1,307,668	15,252

^ Value is less than 0.5 The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2024	2025	2025
				Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Revenues	20	219,638	221,346	2,582
Cost of revenues	21	(153,306)	(157,247)	(1,834)

Gross profit		66,332	64,099	748
Selling and marketing expenses	21	(15,844)	(15,285)	(178)
General and administrative expenses	21	(14,213)	(13,272)	(155)
Foreign exchange gains/(losses), net	23	(206)	182	2

Results from operating activities		36,069	35,724	417
Finance expenses	22	(3,288)	(3,608)	(42)
Finance and other income	23	7,480	10,417	121
Share of net profit/ (loss) of associate and joint venture accounted for using the equity method		(45)	50	1

Profit before tax		40,216	42,583	497
Income tax expense	19	(9,850)	(9,218)	(108)

Profit for the period		30,366	33,365	389

Profit attributable to:
Equity holders of the Company		30,032	33,304	388
Non-controlling interests		334	61	1

Profit for the period		30,366	33,365	389

Earnings per equity share:	24
Attributable to equity holders of the Company
Basic		2.87	3.18	0.04
Diluted		2.87	3.17	0.04
Weighted average number of equity shares used in computing earnings per equity share
Basic		10,451,552,512	10,472,085,808	10,472,085,808
Diluted		10,473,536,226	10,492,102,015	10,492,102,015

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2024	2025	2025
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Profit for the period	30,366	33,365	389
Other comprehensive income (OCI)
Items that will not be reclassified to profit or loss in subsequent periods
Remeasurements of the defined benefit plans, net	58	(229)	(3)
Net change in fair value of investment in equity instruments measured at fair value through OCI	(319)	(1)	^

	(261)	(230)	(3)

Items that will be reclassified to profit or loss in subsequent periods
Foreign currency translation differences	(1,399)	6,583	77
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income	^	—	—
Net change in time value of option contracts designated as cash flow hedges, net of taxes	4	(274)	(3)
Net change in intrinsic value of option contracts designated as cash flow hedges, net of taxes	85	170	2
Net change in fair value of forward contracts designated as cash flow hedges, net of taxes	218	(1)	—
Net change in fair value of investment in debt instruments measured at fair value through OCI, net of taxes	184	588	7

	(908)	7,066	83

Total other comprehensive income, net of taxes	(1,169)	6,836	80

Total comprehensive income for the period	29,197	40,201	469

Total comprehensive income attributable to:
Equity holders of the Company	28,865	40,137	468
Non-controlling interests	332	64	1

	29,197	40,201	469

^ Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2024	5,225,138,246	10,450	3,291	630,936	6,384	42,129	47,261	578	8,854	749,883	1,340	751,223
Comprehensive income for the period
Profit for the period	—	—	—	30,032	—	—	—	—	—	30,032	334	30,366
Other comprehensive income	—	—	—	—	—	—	(1,398)	307	(76)	(1,167)	(2)	(1,169)

Total comprehensive income for the period	—	—	—	30,032	—	—	(1,398)	307	(76)	28,865	332	29,197

Issue of equity shares on exercise of options	5,025,959	10	2,221	—	(2,221)	—	—	—	—	10	—	10
Compensation cost related to employee share-based payment	—	—	—	—	1,335	—	—	—	—	1,335	—	1,335
Transferred from Special Economic Zone Re-investment reserve	—	—	—	527	—	(527)	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—	—	—	(3)	(3)

Other transactions for the period	5,025,959	10	2,221	527	(886)	(527)	—	—	—	1,345	(3)	1,342

As at June 30, 2024	5,230,164,205	10,460	5,512	661,495	5,498	41,602	45,863	885	8,778	780,093	1,669	781,762

(1)	Includes 5,952,740 treasury shares held as at June 30, 2024 by a controlled trust.
(2)	Refer to Note 18
(3)	Refer to Note 17

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity
Particulars	Number of shares (1)	Share capital, fully paid-up	Share premium	Retained earnings	Share- based payment reserve	Special Economic Zone Re-investment reserve	Foreign currency translation reserve (2)	Cash flow hedging reserve (3)	Other reserves (2)	Equity attributable to the equity holders of the Company	Non-controlling interests	Total equity
As at April 1, 2025	10,472,136,049	20,944	2,628	716,477	6,985	27,778	54,500	(210)	(793)	828,309	2,138	830,447
Comprehensive income for the period
Profit for the period	—	—	—	33,304	—	—	—	—	—	33,304	61	33,365
Other comprehensive income	—	—	—	—	—	—	6,575	(105)	363	6,833	3	6,836

Total comprehensive income for the period	—	—	—	33,304	—	—	6,575	(105)	363	40,137	64	40,201

Issue of equity shares on exercise of options	10,182,081	21	2,197	—	(2,197)	—	—	—	—	21	—	21
Dividend	—	—	—	—	—	—	—	—	—	—	(569)	(569)
Compensation cost related to employee share-based payment	—	—	—	—	436	—	—	—	—	436	—	436
Transferred from Special Economic Zone Re-investment reserve	—	—	—	893	—	(893)	—	—	—	—	—	—
Others	—	—	—	—	—	—	(5)	5	—	—	55	55

Other transactions for the period	10,182,081	21	2,197	893	(1,761)	(893)	(5)	5	—	457	(514)	(57)

As at June 30, 2025	10,482,318,130	20,965	4,825	750,674	5,224	26,885	61,070	(310)	(430)	868,903	1,688	870,591

Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)		245	56	8,755	61	314	712	(4)	(5)	10,134	20	10,154

(1)	Includes 11,905,480 treasury shares held as at June 30, 2025 by a controlled trust.
(2)	Refer to Note 18
(3)	Refer to Note 17

The accompanying notes form an integral part of these interim condensed consolidated financial statements
As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2024	2025	2025
			Convenience translation into U.S. Dollar in millions (unaudited) Refer to Note 2(iii)
Cash flows from operating activities
Profit for the period	30,366	33,365	389
Adjustments to reconcile profit for the period to net cash generated from operating activities:
Gain on sale of property, plant and equipment, net	(23)	(66)	(1)
Depreciation, amortization and impairment expense	7,289	6,855	80
Unrealized exchange (gain)/loss, net	92	1,449	17
Share-based compensation expense	1,335	436	5
Share of net (profit)/loss of associate and joint venture accounted for using equity method	45	(50)	(1)
Income tax expense	9,850	9,218	107
Finance and other income, net of finance expenses	(4,192)	(6,809)	(79)
Change in fair value of contingent consideration	—	48	1
Lifetime expected credit loss/(write-back)	(26)	502	6
Changes in operating assets and liabilities, net of effects from acquisitions
(Increase)/Decrease in trade receivables	4,529	154	2
(Increase)/Decrease in unbilled receivables and contract assets	(3,208)	(7,148)	(83)
(Increase)/Decrease in Inventories	(6)	125	2
(Increase)/Decrease in other financial assets and other assets	140	(249)	(4)
Increase/(Decrease) in trade payables, accrued expenses, other financial liabilities, other liabilities and provisions	(1,039)	2,021	24
Increase/(Decrease) in contract liabilities	(73)	561	7

Cash generated from operating activities before taxes	45,079	40,412	472
Income taxes (paid)/refund, net	(5,120)	707	8

Net cash generated from operating activities	39,959	41,119	480

Cash flows from investing activities:
Payment for purchase of property, plant and equipment	(2,619)	(2,742)	(32)
Proceeds from disposal of property, plant and equipment	36	12	^
Payment for purchase of investments	(197,618)	(235,272)	(2,744)
Proceeds from sale of investments	157,683	232,843	2,716
Interest received	6,468	7,575	88

Net cash generated from/(used in) investing activities	(36,050)	2,416	28

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	10	21	^
Repayment of loans and borrowings	(20,750)	(92,328)	(1,077)
Proceeds from loans and borrowings	23,750	56,783	662
Payment of lease liabilities	(2,547)	(2,761)	(32)
Payment for contingent consideration	—	(313)	(4)
Payment of deferred consideration on business combination	—	(214)	(2)
Interest and finance expenses paid	(2,247)	(2,070)	(24)
Payment of dividend to Non-controlling interest holders	—	(569)	(7)

Net cash used in financing activities	(1,784)	(41,451)	(484)

Net increase in cash and cash equivalents during the period	2,125	2,084	24
Effect of exchange rate changes on cash and cash equivalents	(792)	1,705	20
Cash and cash equivalents at the beginning of the period	96,951	121,974	1,423

Cash and cash equivalents at the end of the period (Refer to Note 9)	98,284	125,763	1,467

^	Value is less than 0.5

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia
Chartered Accountants	Chairman	Director	Chief Executive Officer and
Firm’s Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN: 00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No.: 110815			Membership No.: F4129

Bengaluru
July 17, 2025

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “we”, “us”, “our”, “the Company” or the “Group”) is a leading information technology services and consulting company, focused on building innovative solutions that address clients’ most complex digital transformation needs. From GenAI and cloud computing to data, from silicon chip design to blockchain, our consultants, analysts, designers, and engineers work on solutions that unlock our clients’ boldest ambitions.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bengaluru – 560 035, Karnataka, India. The Company has its primary listing with BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depository Shares (“ADS”) representing equity shares are also listed on the New York Stock Exchange.

The Company’s Board of Directors authorized these interim condensed consolidated financial statements for issue on July 17, 2025.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

The interim condensed consolidated financial statements have been prepared in compliance with IAS 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2025. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”).

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the interim condensed consolidated statements of income, interim condensed consolidated statements of comprehensive income and interim condensed consolidated statements of financial position. These items are disaggregated separately in the notes to the interim condensed consolidated financial statements, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for new accounting standards, amendments and interpretations adopted by the Company effective from April 1, 2025.

The assets which are expected to be realized within a period of twelve months from the end of reporting period are classified as current assets. Similarly, the liabilities which are expected to be settled within a period of twelve months from the end of reporting period are classified as current liabilities. All other assets and liabilities are classified as non-current.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian Rupees (₹ in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures. Previous period figures have been regrouped/rearranged, wherever necessary.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;
b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;
c.	The defined benefit liability/(asset) is recognized as the present value of defined benefit obligation less fair value of plan assets; and
d.	Contingent consideration and liability on written put options.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian Rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2025, have been translated into United States Dollars at the certified foreign exchange rate of U.S.$1 = ₹ 85.74 as published by Federal Reserve Board of Governors on June 30, 2025. No representation is made that the Indian Rupee amounts have been, could have been or could be converted into United States Dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires the management to make judgments, accounting estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Accounting estimates are monetary amounts in the interim condensed consolidated financial statements that are subject to measurement uncertainty. An accounting policy may require items in the interim condensed consolidated financial statements to be measured at monetary amounts that cannot be observed directly and must instead be estimated. In such a case, management develops an accounting estimate to achieve the objective set out by the accounting policy. Developing accounting estimates involves the use of judgements or assumptions based on the latest available and reliable information. Actual results may differ from those accounting estimates.

Accounting estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected. In particular, information about material areas of estimation, uncertainty and critical judgments in applying accounting policies that have material effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)

Revenue recognition: The Company applies judgement to determine whether each product or service promised to a customer is capable of being distinct, and is distinct in the context of the contract, if not, the promised product or service is combined and accounted as a single performance obligation. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive (the “Transaction Price”). The Company allocates the Transaction Price to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the Company uses expected cost-plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed-price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, revenue recognized, profit and timing of revenue for remaining performance obligations are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer.

b)

Impairment testing: Goodwill recognized on business combination is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of goodwill or a cash generating unit to which goodwill pertains, is less than the carrying value. The Company assesses acquired intangible assets with finite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of an asset or a cash generating unit is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of an asset or a cash generating unit involves use of significant estimates and assumptions which include turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America.

Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of deferred tax assets considered realizable, however, could reduce in the near term if estimates of future taxable income during the carry-forward period are reduced.

d)

Business combinations: In accounting for business combinations, judgment is required to assess whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired (including useful life estimates), liabilities assumed, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

e)

Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

f)

Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the expected credit loss calculation based on the Company’s history of collections, customer’s creditworthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

g)

Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

h)

Provisions and contingent liabilities: The Company estimates the provisions that have present obligations as a result of past events and it is probable that outflow of resources will be required to settle the obligations. These provisions are reviewed at the end of each reporting date and are adjusted to reflect the current best estimates.

The Company uses significant judgement to disclose contingent liabilities. Contingent liabilities are disclosed when there is a possible obligation arising from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events where it is either not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount cannot be made. Contingent assets are neither recognized nor disclosed in the financial statements.

3. Material accounting policy information

Please refer to the Company’s Annual report for the year ended March 31, 2025, for a discussion of the Company’s other material accounting policy information except for new accounting standards, amendments and interpretations adopted by the Company effective on or after April 1, 2025.

i.	New amendment adopted by the Company effective from April 1, 2025:

Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates

On August 15, 2023, IASB issued ‘Lack of Exchangeability (Amendments to IAS 21)’ that clarifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the impact of a currency not being exchangeable. These amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted. The adoption of amendments to IAS 21 did not have any material impact on the interim condensed consolidated financial statements.

ii.	New amendments not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2025 and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the interim condensed consolidated financial statements of the Company are:

IFRS 18 – Presentation and Disclosure in Financial Statements

On April 9, 2024, IASB issued IFRS 18 ‘Presentation and Disclosure in Financial Statements’ which supersedes IAS 1 ‘Presentation of Financial Statements’, aimed at improving comparability and transparency of communication in financial statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations. These categories are complemented by the requirement to present specified totals and subtotals for ‘operating profit or loss’, ‘profit or loss before financing and income taxes’ and ‘profit or loss’. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financials information based on the identified ‘roles’ of the primary financial statements and the notes.

Consequent to above, a narrow-scope amendments have been made to IAS 7 ‘Statement of Cash Flows’, which include changing the starting point for determining cash flows from operations under the indirect method from ‘profit or loss’ to ‘operating profit or loss’. Further, some requirements previously included within IAS 1 have been moved to IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ which has also been renamed IAS 8 ‘Basis of Preparation of Financial Statements’. IAS 34 ‘ Interim Financial Reporting’ was amended to require disclosure of management defined performance measures. Minor consequential amendments to other standards were also made.

An entity that prepares condensed interim financial statements in accordance with IAS 34 in the first year of adoption of IFRS 18, must present the heading and mandatory subtotals it expects to use in its annual financial statement. Comparative period in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period. IFRS 18 and the amendments to the other standards, is effective for reporting period beginning on or after January 1, 2027 and are to be applied retrospectively, with earlier application permitted.

The Company is currently assessing the impact of adopting IFRS 18 and the amendments to other standards, on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

On May 30, 2024, IASB issued ‘Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)’ to address matters identified during the post-implementation review of IFRS 9. The amendments clarify that a financial liability is derecognized on the ‘settlement date’ and introduce an accounting policy choice to derecognize financial liabilities settled using an electronic payment system before settlement date. The classification of financial asset with ESG linked features has been clarified through additional guidance on the assessment of contingent features. Additional disclosures are introduced for financial instruments with contingent features and equity instruments classified as fair value through OCI. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

Amendments to IFRS 9 and IFRS 7 - Contracts referencing Nature-dependent electricity

The International Accounting Standards Board (IASB) has published amendments to IFRS 9 and IFRS 7 titled Contracts Referencing Nature-dependent Electricity. The IASB has added application guidance to IFRS 9 to address specifically whether a contract to buy electricity generated from a source dependent on natural conditions is held for the entity’s own-use expectations. The amendments also address specifically how an entity applies the hedge accounting requirements in IFRS 9 when a contract referencing nature-dependent electricity with a variable nominal amount is designated as the hedging instrument. The IASB decided to add complementary disclosure requirements to IFRS 7. The amendments are effective for annual periods beginning on or after 1 January 2026, with earlier application permitted. The Company is currently assessing the impact of adopting these amendments on the interim condensed consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and equipments (1)		Furniture and fixtures		Office equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		—		1,190		187		41		4		1,422
Disposals		—		(9)		(2,199)		(119)		(89)		^		(2,416)
Translation adjustment		(1)		(65)		(403)		(51)		(30)		(1)		(551)

As at June 30, 2024	₹	4,374	₹	46,950	₹	101,101	₹	18,250	₹	7,436	₹	37	₹	178,148

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		380		2,937		542		148		1		4,008
Disposals		—		(7)		(2,151)		(103)		(75)		^		(2,336)
Translation adjustment		—		(48)		(329)		(29)		(23)		(1)		(430)

As at June 30, 2024	₹	—	₹	12,100	₹	76,006	₹	12,697	₹	5,982	₹	22	₹	106,807

Net carrying value as at June 30, 2024	₹	4,374	₹	34,850	₹	25,095	₹	5,553	₹	1,454	₹	15	₹	71,341

Capital work-in-progress													₹	8,616

Net carrying value including Capital work-in-progress as at June 30, 2024													₹	79,957

Gross carrying value:
As at April 1, 2024	₹	4,375	₹	47,024	₹	102,513	₹	18,233	₹	7,514	₹	34	₹	179,693
Additions		—		6,215		10,623		3,143		943		10		20,934
Additions through Business combination		—		—		9		—		—		—		9
Disposals		(6)		(680)		(13,668)		(1,803)		(793)		(9)		(16,959)
Translation adjustment		4		(3)		77		3		(1)		(1)		79

As at March 31, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756

Accumulated depreciation/ impairment:
As at April 1, 2024	₹	—	₹	11,775	₹	75,549	₹	12,287	₹	5,932	₹	22	₹	105,565
Depreciation and impairment		—		1,662		11,050		2,229		623		4		15,568
Disposals		—		(410)		(13,189)		(1,526)		(730)		(8)		(15,863)
Translation adjustment		—		(30)		49		(1)		(4)		(1)		13

As at March 31, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283

Net carrying value as at March 31, 2025	₹	4,373	₹	39,559	₹	26,095	₹	6,587	₹	1,842	₹	17	₹	78,473

Capital work-in-progress													₹	2,211

Net carrying value including Capital work-in-progress as at March 31, 2025													₹	80,684

Gross carrying value:
As at April 1, 2025	₹	4,373	₹	52,556	₹	99,554	₹	19,576	₹	7,663	₹	34	₹	183,756
Additions		—		—		1,257		934		139		1		2,331
Disposals		—		(69)		(1,955)		(58)		(8)		^		(2,090)
Translation adjustment		15		145		876		70		44		^		1,150

As at June 30, 2025	₹	4,388	₹	52,632	₹	99,732	₹	20,522	₹	7,838	₹	35	₹	185,147

Accumulated depreciation/ impairment:
As at April 1, 2025	₹	—	₹	12,997	₹	73,459	₹	12,989	₹	5,821	₹	17	₹	105,283
Depreciation and impairment		—		487		2,481		607		168		1		3,744
Disposals		—		(67)		(1,935)		(47)		(8)		^		(2,057)
Translation adjustment		—		66		754		48		35		^		903

As at June 30, 2025	₹	—	₹	13,483	₹	74,759	₹	13,597	₹	6,016	₹	18	₹	107,873

Net carrying value as at June 30, 2025	₹	4,388	₹	39,149	₹	24,973	₹	6,925	₹	1,822	₹	17	₹	77,274

Capital work-in-progress													₹	2,480

Net carrying value including Capital work-in-progress as at June 30, 2025													₹	79,754

^	Value is less than 0.5
(1)	Including net carrying value of computer equipment and software amounting to ₹ 15,907, ₹ 16,003 and ₹ 15,184, as at June 30, 2024, March 31, 2025 and June 30, 2025, respectively.

5. Right-of-Use assets

	Category of Right-of-Use assets
	Land		Buildings		Plant and equipments		Vehicles		Total
Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		3,192		—		34		3,226
Disposals		—		(1,648)		(2)		(44)		(1,694)
Translation adjustment		—		(222)		(4)		(7)		(233)

As at June 30, 2024	₹	1,343	₹	29,775	₹	2,236	₹	832	₹	34,186

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		5		1,340		112		42		1,499
Disposals		—		(1,328)		(2)		(43)		(1,373)
Translation adjustment		—		(97)		(4)		(4)		(105)

As at June 30, 2024	₹	103	₹	13,152	₹	1,192	₹	506	₹	14,953

Net carrying value as at June 30, 2024	₹	1,240	₹	16,623	₹	1,044	₹	326	₹	19,233

Gross carrying value:
As at April 1, 2024	₹	1,343	₹	28,453	₹	2,242	₹	849	₹	32,887
Additions		—		10,822		3,735		228		14,785
Disposals		(221)		(4,389)		(632)		(354)		(5,596)
Translation adjustment		—		152		100		17		269

As at March 31, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345

Accumulated depreciation:
As at April 1, 2024	₹	98	₹	13,237	₹	1,086	₹	511	₹	14,932
Depreciation		21		5,362		539		180		6,102
Disposals		(13)		(3,776)		(303)		(319)		(4,411)
Translation adjustment		—		81		34		9		124

As at March 31, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747

Net carrying value as at March 31, 2025	₹	1,016	₹	20,134	₹	4,089	₹	359	₹	25,598

Gross carrying value:
As at April 1, 2025	₹	1,122	₹	35,038	₹	5,445	₹	740	₹	42,345
Additions		—		2,716		—		24		2,740
Disposals		—		(1,311)		(2)		(22)		(1,335)
Translation adjustment		—		569		110		67		746

As at June 30, 2025	₹	1,122	₹	37,012	₹	5,553	₹	809	₹	44,496

Accumulated depreciation:
As at April 1, 2025	₹	106	₹	14,904	₹	1,356	₹	381	₹	16,747
Depreciation		5		1,213		220		48		1,486
Disposals		—		(1,259)		(2)		(17)		(1,278)
Translation adjustment		—		299		86		35		420

As at June 30, 2025	₹	111	₹	15,157	₹	1,660	₹	447	₹	17,375

Net carrying value as at June 30, 2025	₹	1,011	₹	21,855	₹	3,893	₹	362	₹	27,121

6. Goodwill and intangible assets

The movement in goodwill balance is given below:

	As at
	March 31, 2025		June 30, 2025
Balance at the beginning of the period	₹	316,002	₹	325,014
Translation adjustment		7,688		3,425
Acquisition through Business combinations		1,324		—

Balance at the end of the period	₹	325,014	₹	328,439

The movement in intangible assets is given below:

	Intangible assets
	Customer-related		Marketing-related		Total
Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Deductions/adjustments		—		(125)		(125)
Translation adjustment		30		8		38

As at June 30, 2024	₹	43,702	₹	11,855	₹	55,557

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment		1,386		396		1,782
Deductions/adjustments		—		(125)		(125)
Translation adjustment		25		8		33

As at June 30, 2024	₹	19,692	₹	4,894	₹	24,586

Net carrying value as at June 30, 2024	₹	24,010	₹	6,961	₹	30,971

Gross carrying value:
As at April 1, 2024	₹	43,672	₹	11,972	₹	55,644
Acquisition through Business combination		1,896		—		1,896
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		994		268		1,262

As at March 31, 2025	₹	42,461	₹	9,722	₹	52,183

Accumulated amortization/ impairment:
As at April 1, 2024	₹	18,281	₹	4,615	₹	22,896
Amortization and impairment (1)		6,327		1,582		7,909
Deductions/adjustments		(4,101)		(2,518)		(6,619)
Translation adjustment		443		104		547

As at March 31, 2025	₹	20,950	₹	3,783	₹	24,733

Net carrying value as at March 31, 2025	₹	21,511	₹	5,939	₹	27,450

Gross carrying value:
As at April 1, 2025	₹	42,461	₹	9,722	₹	52,183
Translation adjustment		141		34		175

As at June 30, 2025	₹	42,602	₹	9,756	₹	52,358

Accumulated amortization/ impairment:
As at April 1, 2025	₹	20,950	₹	3,783	₹	24,733
Amortization and impairment		1,367		258		1,625
Translation adjustment		70		14		84

As at June 30, 2025	₹	22,387	₹	4,055	₹	26,442

Net carrying value as at June 30, 2025	₹	20,215	₹	5,701	₹	25,916

(1)

During the year ended March 31, 2025, decline in the revenue and earnings estimates led to revision of recoverable value of customer-relationship intangible assets and marketing related intangible assets recognized on business combinations. Consequently, the Company has recognized impairment charge of ₹ 1,155 for the year ended March 31, 2025, as part of amortization and impairment.

Amortization expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

7. Investments

	As at
	March 31, 2025		June 30, 2025
Non-current
Financial instruments at FVTPL
Equity instruments (1)	₹	4,955	₹	5,631
Fixed maturity plan mutual funds		1,203		—
Financial instruments at FVTOCI
Equity instruments (1)		12,493		12,550
Financial instruments at amortized cost
Inter corporate and term deposits (3)		7,807		9,404

	₹	26,458	₹	27,585

Current
Financial instruments at FVTPL
Short-term mutual funds (2)	₹	88,776	₹	106,635
Fixed maturity plan mutual funds		300		1,230
Financial instruments at FVTOCI
Non-convertible debentures		219,389		200,825
Government securities		10,651		10,289
Commercial papers		2,858		2,415
Bonds		21,138		21,276
Financial instruments at amortized cost
Inter corporate and term deposits (3)		68,362		63,306

	₹	411,474	₹	405,976

Total	₹	437,932	₹	433,561

Financial instruments at FVTPL	₹	95,234	₹	113,496
Financial instruments at FVTOCI		266,529		247,355
Financial instruments at amortized cost		76,169		72,710

(1)	Uncalled capital commitments outstanding as at March 31, 2025 and June 30, 2025, was ₹ 1,576 and ₹ 1,454, respectively.
(2)	As at March 31, 2025 and June 30, 2025, short-term mutual funds include units lien with bank on account of margin money for currency derivatives amounting to ₹ 233 and ₹ 236, respectively.
(3)

These deposits earn a fixed rate of interest. As at March 31, 2025 and June 30, 2025, term deposits include deposits in lien with banks, held as margin money deposits against guarantees amounting to ₹ 953 and ₹ 915, respectively.

8. Inventories

	As at
	March 31, 2025		June 30, 2025
Stores and spare parts	₹	9	₹	7
Traded goods		685		564

	₹	694	₹	571

9. Cash and cash equivalents

	As at
	March 31, 2025		June 30, 2025
Cash and bank balances	₹	74,456	₹	73,023
Demand deposits with banks (1)		47,518		52,740

	₹	121,974	₹	125,763

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consist of the following for the purpose of the interim condensed consolidated statement of cash flows:

	As at
	June 30, 2024		June 30, 2025
Cash and cash equivalents	₹	98,304	₹	125,763
Bank overdrafts		(20)		^

	₹	98,284	₹	125,763

^	Value is less than 0.5

10. Other financial assets

	As at
	March 31, 2025		June 30, 2025
Non-current
Finance lease receivables	₹	3,090	₹	3,218
Security deposits		1,318		1,265
Advance to customers		225		183
Dues from officers and employees		30		31
Other receivables		1		1

	₹	4,664	₹	4,698

Current
Finance lease receivables	₹	5,144	₹	4,578
Security deposits		1,827		2,082
Receivables from redemption of mutual funds		—		10,131
Interest receivables		596		1,080
Claims receivables		195		588
Dues from officers and employees		505		457
Advance to customers		70		113
Other receivables		111		76

	₹	8,448	₹	19,105

	₹	13,112	₹	23,803

11. Other assets

	As at
	March 31, 2025		June 30, 2025
Non-current
Prepaid expenses	₹	2,657	₹	3,298
Costs to obtain contract (1)		3,277		3,511
Interest receivable from statutory authorities		1,148		891
Costs to fulfil contract (2)		378		413

	₹	7,460	₹	8,113

Current
Prepaid expenses	₹	16,917	₹	17,406
Balance with GST and other authorities		6,760		7,148
Costs to obtain contract (1)		1,407		2,332
Advance to suppliers		2,323		1,888
Withholding taxes		542		641
Dues from officers and employees		453		531
Defined benefit plan asset, net		472		189
Costs to fulfil contract (2)		131		143
Other receivables		123		117

	₹	29,128	₹	30,395

	₹	36,588	₹	38,508

(1)	Costs to obtain contract amortization of ₹ 264 and ₹ 629 during the three months ended June 30, 2024 and 2025 respectively.
(2)	Costs to fulfil contract amortization of ₹ 15 and ₹ 40 during the three months ended June 30, 2024 and 2025 respectively.

12. Loans, borrowings and bank overdrafts

	As at
	March 31, 2025		June 30, 2025
Non-current
Unsecured Notes 2026 (1)	₹	63,954	₹	—

	₹	63,954	₹	—

Current
Unsecured Notes 2026 (1)	₹	—	₹	64,207
Borrowings from banks		97,863		62,559
Bank overdrafts		^		^

	₹	97,863	₹	126,766

	₹	161,817	₹	126,766

^	Value is less than 0.5
(1)

On June 23, 2021, Wipro IT Services LLC, a wholly owned step-down subsidiary of Wipro Limited, issued U.S.$ 750 million in unsecured notes 2026 (the “Notes”). The Notes bear interest at a rate of 1.50% per annum and will mature on June 23, 2026. Interest on the Notes is payable semi-annually on June 23 and December 23 of each year, commencing from December 23, 2021. The Notes are listed on Singapore Exchange Securities Trading Limited (SGX-ST).

13. Trade payables and accrued expenses

	As at
	March 31, 2025		June 30, 2025
Trade payables	₹	21,985	₹	19,702
Accrued expenses		66,267		66,308

	₹	88,252	₹	86,010

14. Other financial liabilities

	As at
	March 31, 2025		June 30, 2025
Non-current
Liability on written put options to non-controlling interests (Refer to Note 17)	₹	4,945	₹	2,638
Contingent consideration (Refer to Note 17)		1,307		1,351
Liabilities towards customer contracts		1,026		837
Long-term incentive payable		387		197
Deferred consideration for Business combination		61		30
Rent deposit		26		24
Other liabilities		41		57

	₹	7,793	₹	5,134

Current
Liability on written put options to non-controlling interests (Refer to Note 17)	₹	—	₹	2,461
Liabilities towards customer contracts		342		1,180
Capital creditors		1,255		1,110
Advance from customers		167		591
Rent deposit		475		476
Contingent consideration (Refer to Note 17)		557		301
Interest accrued on loans and borrowings		489		253
Deferred consideration for Business combination		295		114
Unclaimed dividend		64		96
Other liabilities		234		44

	₹	3,878	₹	6,626

	₹	11,671	₹	11,760

15. Other liabilities

	As at
	March 31, 2025		June 30, 2025
Non-current
Statutory and other liabilities	₹	12,757	₹	13,778
Employee benefits obligations		4,362		4,908

	₹	17,119	₹	18,686

Current
Employee benefits obligations	₹	16,001	₹	18,268
Statutory and other liabilities		14,295		16,486
Advance from customers		790		821

	₹	31,086	₹	35,575

	₹	48,205	₹	54,261

16. Provisions

	As at
	March 31, 2025		June 30, 2025
Non-current
Provision for onerous contracts	₹	294	₹	263

	₹	294	₹	263

Current
Provision for onerous contracts	₹	1,288	₹	1,403
Provision for warranty		207		195
Others		142		153

	₹	1,637	₹	1,751

	₹	1,931	₹	2,014

17. Financial instruments

The carrying value of financial instruments by categories as at March 31, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	121,974	₹	121,974
Investments (Refer to Note 7)
Equity Instruments		4,955		—		12,493		—		17,448
Fixed maturity plan mutual funds		1,503		—		—		—		1,503
Short-term mutual funds		88,776		—		—		—		88,776
Non-convertible debentures		—		219,389		—		—		219,389
Government securities		—		10,651		—		—		10,651
Commercial papers		—		2,858		—		—		2,858
Bonds		—		21,138		—		—		21,138
Inter corporate and term deposits		—		—		—		76,169		76,169
Other financial assets
Trade receivables		—		—		—		118,044		118,044
Unbilled receivables		—		—		—		64,280		64,280
Other financial assets (Refer to Note 10)		—		—		—		13,112		13,112
Derivative assets (Refer to Note 17)		1,105		—		715		—		1,820

	₹	96,339	₹	254,036	₹	13,208	₹	393,579	₹	757,162

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	88,252	₹	88,252
Other financial liabilities (Refer to Note 14)		1,864		—		—		9,807		11,671
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		161,817		161,817
Lease liabilities		—		—		—		30,218		30,218
Derivative liabilities (Refer to Note 17)		75		—		893		—		968

	₹	1,939	₹	—	₹	893	₹	290,094	₹	292,926

The carrying value of financial instruments by categories as at June 30, 2025 is as follows:

	Fair value through profit or loss		Fair value through other comprehensive income				Amortized cost		Total
			Mandatory		Designated upon initial recognition
Financial Assets:
Cash and cash equivalents (Refer to Note 9)	₹	—	₹	—	₹	—	₹	125,763	₹	125,763
Investments (Refer to Note 7)
Equity Instruments		5,631		—		12,550		—		18,181
Fixed maturity plan mutual funds		1,230		—		—		—		1,230
Short-term mutual funds		106,635		—		—		—		106,635
Non-convertible debentures		—		200,825		—		—		200,825
Government securities		—		10,289		—		—		10,289
Commercial papers		—		2,415		—		—		2,415
Bonds		—		21,276		—		—		21,276
Inter corporate and term deposits		—		—		—		72,710		72,710
Other financial assets
Trade receivables		—		—		—		118,443		118,443
Unbilled receivables		—		—		—		71,626		71,626
Other financial assets (Refer to Note 10)		—		—		—		23,803		23,803
Derivative assets (Refer to Note 17)		161		—		753		—		914

	₹	113,657	₹	234,805	₹	13,303	₹	412,345	₹	774,110

Financial Liabilities:
Trade payables and other liabilities
Trade payables and accrued expenses (Refer to Note 13)	₹	—	₹	—	₹	—	₹	86,010	₹	86,010
Other financial liabilities (Refer to Note 14)		1,652		—		—		10,108		11,760
Loans, borrowings and bank overdrafts (Refer to Note 12)		—		—		—		126,766		126,766
Lease liabilities		—		—		—		31,970		31,970
Derivative liabilities (Refer to Note 17)		172		—		1,154		—		1,326

	₹	1,824	₹	—	₹	1,154	₹	254,854	₹	257,832

Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled receivables, finance lease receivables, employee and other advances, eligible current and non-current assets, loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, and eligible current and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled receivables, short-term loans, borrowings and bank overdrafts, lease liabilities, trade payables and accrued expenses, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. Finance lease receivables are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated credit losses on these receivables. As at March 31, 2025 and June 30, 2025, the carrying value of such financial assets, net of allowances, and liabilities, approximates the fair value.

The Company’s Unsecured Notes 2026 are contracted at fixed coupon rate of 1.50% and market yield on these loans as of June 30, 2025 was 4.60%.

Investments in short-term mutual funds and fixed maturity plan mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in non-convertible debentures, government securities, commercial papers and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI or FVTPL is determined using market approach primarily based on market multiples method.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves and currency volatility.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the year ended March 31, 2025 and three months ended June 30, 2025.

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at
	March 31, 2025								June 30, 2025
	Fair value measurements at reporting date								Fair value measurements at reporting date
	Total		Level 1		Level 2		Level 3		Total		Level 1		Level 2		Level 3
Assets
Derivative instruments:
Cash flow hedges	₹	715	₹	—	₹	715	₹	—	₹	753	₹	—	₹	753	₹	—
Others		1,105		—		1,105		—		161		—		161		—
Investments:
Short-term mutual funds		88,776		88,776		—		—		106,635		106,635		—		—
Fixed maturity plan mutual funds		1,503		—		1,503		—		1,230		—		1,230		—
Equity instruments		17,448		57		—		17,391		18,181		56		—		18,125
Non-convertible debentures, government securities, commercial papers and bonds		254,036		10,550		243,486		—		234,805		10,186		224,619		—
Liabilities
Derivative instruments:
Cash flow hedges	₹	(893)	₹	—	₹	(893)	₹	—	₹	(1,154)	₹	—	₹	(1,154)	₹	—
Others		(75)		—		(75)		—		(172)		—		(172)		—
Liability on written put options to non-controlling interests		(4,945)		—		—		(4,945)		(5,099)		—		—		(5,099)
Contingent consideration		(1,864)		—		—		(1,864)		(1,652)		—		—		(1,652)

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Financial instrument	Method and assumptions
Derivative instruments (assets and liabilities)	The Company enters into derivative financial instruments with various counterparties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2025, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in non-convertible debentures, government securities, commercial papers and bonds	Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Investment in fixed maturity plan mutual funds	Fair value of these instruments is derived based on the indicative quotes of price prevailing in the market as at reporting date.

The following methods and assumptions were used to estimate the fair value of the level 3 financial instruments included in the above table.

Financial instrument	Method and assumptions
Investment in equity instruments	Fair value of these instruments is determined using market approach primarily based on market multiples method.

Contingent consideration and liability on written put options to non-controlling interests	Fair value of these instruments is determined using valuation techniques which includes inputs relating to risk-adjusted revenue and operating profit forecast.

The following table presents changes in Level 3 assets and liabilities for the year ended March 31, 2025 and three months ended June 30, 2025:

	As at
Investment in equity instruments	March 31, 2025		June 30, 2025
Balance at the beginning of the period	₹	20,126	₹	17,391
Additions		1,925		345
Disposals (1)		(1,828)		(25)
Gain/(loss) recognized in consolidated statement of income		321		353
Gain/(loss) recognized in other comprehensive income		(3,609)		^
Translation adjustment		456		61

Balance at the end of the period	₹	17,391	₹	18,125

^	Value is less than 0.5
(1)

During the year ended March 31, 2025, as a result of an acquisition by another investors, the Company sold its shares of equity instruments in six companies at a fair value of ₹ 1,281 and recognized a cumulative loss of ₹ 175 in other comprehensive income and cumulative gain of ₹ 152 in consolidated statement of income.

	As at
Contingent consideration	March 31, 2025		June 30, 2025
Balance at the beginning of the period	₹	(429)	₹	(1,864)
(Addition)/Reversals (1)		169		(48)
Addition through Business combination		(1,537)		—
Payouts		—		313
Finance expense recognized in consolidated statement of income		(47)		(47)
Translation adjustment		(20)		(6)

Balance at the end of the period	₹	(1,864)	₹	(1,652)

(1)	Towards change in fair value of earn-out liability as a result of changes in estimates of revenue and earnings over the earn-out period.

	As at
Liability on written put options to non-controlling interests	March 31, 2025		June 30, 2025
Balance at the beginning of the period	₹	(4,303)	₹	(4,945)
Finance expense recognized in consolidated statement of income		(530)		(136)
Translation adjustment		(112)		(18)

Balance at the end of the period	₹	(4,945)	₹	(5,099)

Derivative assets and liabilities

The Company is exposed to currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company is also exposed to interest rate fluctuations on investments in floating rate financial assets and floating rate borrowings. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, interest rates, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as immaterial.

The Company determines the existence of an economic relationship between the hedging instrument and the hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in consolidated statement of income at the time of the hedge relationship rebalancing.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2024		2025
Balance as at the beginning of the period	₹	773	₹	(275)
Changes in fair value of effective portion of derivatives		628		(660)
Deferred cancellation gain/(loss), net		—		5
Net (gain)/loss reclassified to consolidated statement of income on occurrence of hedged transactions (1)		(243)		515
Net (gain)/loss on ineffective portion of derivative instruments classified to consolidated statement of income		44		—
Translation gain		—		6

Gain/(loss) on cash flow hedging derivatives, net	₹	429	₹	(134)

Balance as at the end of the period	₹	1,202	₹	(409)
Deferred tax asset/(liability) thereon		(317)		99

Balance as at the end of the period, net of deferred taxes	₹	885	₹	(310)

(1)

Includes net (gain)/loss reclassified to revenue of ₹ (256) and ₹ 640 for the three months ended June 30, 2024, and 2025, respectively; net (gain)/loss reclassified to cost of revenues of ₹ 24 and ₹ (74) for the three months ended June 30, 2024, and 2025, respectively; net (gain)/loss reclassified to finance expenses of ₹ (47) and ₹ (51) for the three months ended June 30, 2024, and 2025, respectively and net (gain)/loss reclassified to finance and other income of ₹ 36 and ₹ Nil for the three months ended June 30, 2024, and 2025, respectively.

The related hedge transactions for balance in cash flow hedging reserves as at June 30, 2025 are expected to occur and be reclassified to the statement of income over a period of 14 months.

As at June 30, 2024 and 2025, there were no material gains or losses on derivative transactions or portions thereof that have become ineffective as hedges or associated with an underlying exposure that did not occur.

18. Foreign currency translation reserve and Other reserves

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	Three months ended June 30,
	2024		2025
Balance at the beginning of the period	₹	47,261	₹	54,500
Translation difference related to foreign operations, net		(1,398)		6,575
Reclassification of foreign currency translation differences on liquidation of subsidiaries to statement of income		^		—
Others		—		(5)

Balance at the end of the period	₹	45,863	₹	61,070

^	Value is less than 0.5

The movement in other reserves is summarized below:

	Other Reserves
Particulars	Remeasurements of the defined benefit plans		Investment in debt instruments measured at fair value through OCI		Investment in equity instruments measured at fair value through OCI		Capital Redemption Reserve		Gross obligation to non-controlling interests under put options
As at April 1, 2024	₹	(286)	₹	1,397	₹	10,320	₹	1,661	₹	(4,238)
Other comprehensive income		59		184		(319)		—		—
As at June 30, 2024	₹	(227)	₹	1,581	₹	10,001	₹	1,661	₹	(4,238)
As at April 1, 2025	₹	(135)	₹	2,360	₹	1,220	₹	—	₹	(4,238)
Other comprehensive income		(224)		588		(1)		—		—
As at June 30, 2025	₹	(359)	₹	2,948	₹	1,219	₹	—	₹	(4,238)

19. Income taxes

	Three months ended June 30,
	2024		2025
Income tax expense as per the consolidated statement of income	₹	9,850	₹	9,218
Income tax included in other comprehensive income on:
Gains/(losses) on investment securities		37		112
Gains/(losses) on cash flow hedging derivatives		122		(35)
Remeasurements of the defined benefit plans		62		(88)

	₹	10,071	₹	9,207

Income tax expense consists of the following:

	Three months ended June 30,
	2024		2025
Current tax expense	₹	10,368	₹	10,051
Deferred tax expense/(reversal)		(518)		(833)

	₹	9,850	₹	9,218

Income tax expenses are net of provision recorded/(reversal) of taxes pertaining to earlier periods, amounting to ₹ (194) and ₹ (2,711) for the three months ended June 30, 2024 and 2025, respectively.

The Pillar Two legislations are neither enacted nor substantively enacted by Government of India, where the Parent company is incorporated. Pillar Two legislation has been enacted, or substantively enacted, in certain other jurisdictions where the Company operates. However, the Company does not expect any material financial impact for the three months ended June 30, 2025. The Company is continuing to assess the impact, if any, of Pillar Two income taxes legislation on future financial performance.

20. Revenues

The tables below present disaggregated revenue from contracts with customers by business segment (Refer to Note 27 “Segment Information”), sector and nature of contract. The Company believes that the below disaggregation best depicts the nature, amount, timing and uncertainty of revenue and cash flows from economic factors.

Information on disaggregation of revenues for the three months ended June 30, 2024 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	—	₹	219,169
Sale of products		—		—		—		—		—		469		469

	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	469	₹	219,638

B. Revenue by sector
Banking, Financial Services and Insurance	₹	433	₹	41,886	₹	23,048	₹	8,979	₹	74,346
Health		25,565		22		3,841		993		30,421
Consumer		25,621		1,862		10,709		3,948		42,140
Technology and Communications (1)		15,462		6,281		7,533		4,211		33,487
Energy, Manufacturing and Resources (1)		681		17,351		15,347		5,396		38,775

	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	469	₹	219,638

C. Revenue by nature of contract
Fixed price and volume based	₹	35,970	₹	34,578	₹	35,976	₹	13,674	₹	120,198	₹	—	₹	120,198
Time and materials		31,792		32,824		24,502		9,853		98,971		—		98,971
Products		—		—		—		—		—		469		469

	₹	67,762	₹	67,402	₹	60,478	₹	23,527	₹	219,169	₹	469	₹	219,638

Information on disaggregation of revenues for the three months ended June 30, 2025 is as follows:

	IT Services										IT Products		Total
	Americas 1		Americas 2		Europe		APMEA		Total
A. Revenue
Rendering of services	₹	73,042	₹	67,017	₹	56,766	₹	23,793	₹	220,618	₹	—	₹	220,618
Sale of products		—		—		—		—		—		728		728

	₹	73,042	₹	67,017	₹	56,766	₹	23,793	₹	220,618	₹	728	₹	221,346

B. Revenue by sector
Banking, Financial Services and Insurance	₹	233	₹	42,694	₹	20,923	₹	10,286	₹	74,136
Health		28,034		207		3,124		869		32,234
Consumer		26,059		1,096		10,657		3,237		41,049
Technology and Communications		17,356		5,436		8,150		3,255		34,197
Energy, Manufacturing and Resources		1,360		17,584		13,912		6,146		39,002

	₹	73,042	₹	67,017	₹	56,766	₹	23,793	₹	220,618	₹	728	₹	221,346

C. Revenue by nature of contract
Fixed price and volume based	₹	36,271	₹	31,930	₹	32,224	₹	14,601	₹	115,026	₹	—	₹	115,026
Time and materials		36,771		35,087		24,542		9,192		105,592		—		105,592
Products		—		—		—		—		—		728		728

	₹	73,042	₹	67,017	₹	56,766	₹	23,793	₹	220,618	₹	728	₹	221,346

(1)

Effective October 1, 2024, the Company has reorganized its sectors by merging “Technology” and “Communications” into “Technology and Communications” sector, and by merging “Energy, Natural Resources and Utilities” and “Manufacturing” into “Energy, Manufacturing and Resources” sector. Comparative period disaggregation of revenue has been restated to give effect to this change.

21. Expenses by nature

	Three months ended June 30,
	2024		2025
Employee compensation	₹	132,293	₹	134,275
Sub-contracting and technical fees		24,767		25,578
Cost of hardware and software		658		668
Travel		3,937		3,788
Facility expenses		4,133		4,198
Software license expense for internal use		4,605		4,961
Depreciation, amortization and impairment		7,289		6,855
Communication		993		797
Legal and professional fees		2,282		1,889
Rates, taxes and insurance		1,216		1,121
Marketing and brand building		804		883
Lifetime expected credit loss/(write-back)		(26)		502
(Gain)/loss on sale of property, plant and equipment, net		(23)		(66)
Miscellaneous expenses		435		355

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	183,363	₹	185,804

22. Finance expenses

	Three months ended June 30,
	2024		2025
Interest on loans, borrowings and bank overdrafts	₹	1,597	₹	1,684
Interest on lease liabilities		363		443
Interest on liability on written put options to non-controlling interests		63		136
Other finance expenses		1,265		1,345

	₹	3,288	₹	3,608

23. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2024		2025
Interest income	₹	5,627	₹	7,327
Net gain from investments classified as FVTPL		1,853		2,831
Net gain from investments classified as FVTOCI		—		259

Finance and other income	₹	7,480	₹	10,417

Foreign exchange gains/(losses), net, on financial instruments measured at FVTPL	₹	(185)	₹	111
Other foreign exchange gains/(losses), net		(21)		71

Foreign exchange gains/(losses), net		₹ (206)	₹	182

24. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per equity share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2024		2025
Profit attributable to equity holders of the Company	₹	30,032	₹	33,304
Weighted average number of equity shares outstanding		10,451,552,512		10,472,085,808

Basic earnings per equity share	₹	2.87	₹	3.18

Diluted: Diluted earnings per equity share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of equity shares that could have been acquired at fair value (determined as the average market price of the Company’s equity shares during the period). The number of equity shares calculated as above is compared with the number of equity shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2024		2025
Profit attributable to equity holders of the Company	₹	30,032	₹	33,304
Weighted average number of equity shares outstanding		10,451,552,512		10,472,085,808
Effect of dilutive equivalent share options		21,983,714		20,016,207

Weighted average number of equity shares for diluted earnings per equity share		10,473,536,226		10,492,102,015

Diluted earnings per equity share	₹	2.87	₹	3.17

Earnings per share and number of shares outstanding for the three months ended June 30, 2024, have been proportionately adjusted for the bonus shares issued during the year ended March 31, 2025, in the ratio of 1:1 i.e. 1 (one) bonus equity share of ₹ 2 each for every 1 (one) fully paid-up equity shares held (including ADS holders).

25. Employee compensation

	Three months ended June 30,
	2024		2025
Salaries and bonus	₹	126,128	₹	128,481
Employee benefits plans		4,836		5,358
Share-based compensation (1)		1,329		436

	₹	132,293	₹	134,275

(1)	Includes ₹ (6) and ₹ Nil for the three months ended June 30, 2024 and 2025, respectively, towards cash settled ADS RSUs.

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2024		2025
Cost of revenues	₹	112,171	₹	115,633
Selling and marketing expenses		11,964		11,640
General and administrative expenses		8,158		7,002

	₹	132,293	₹	134,275

The Company has granted below options under RSU and ADS option plan:

	Three months ended June 30,
	2024	2025
Restricted Stock Units (RSU)	3,341,675	6,598,279
ADS RSU	8,167,087	12,077,322
Performance based stock options (RSUs)	2,014,993	3,874,099
Performance based stock options (ADS)	5,297,557	8,424,826

Numbers in above table for three months ended June 30, 2024 are not given effect of bonus shares issued during the year ended March 31, 2025.

During the three months ended June 30, 2025, RSU and ADS grants were issued under the Wipro Limited Employee Stock Options, Performance Stock Unit and/or Restricted Stock Unit Scheme 2024. Performance based stock options will vest based on the performance parameters of the Company.

26. Commitments and contingencies

Capital commitments: As at March 31, 2025 and June 30, 2025 the Company had committed to spend approximately ₹ 8,719 and ₹ 6,959 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases. Refer to Note 7 for uncalled capital commitments on investment in equity instruments.

Guarantees: As at March 31, 2025 and June 30, 2025, guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies aggregate to ₹ 13,110 and ₹ 13,833 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims resulting from tax assessment orders/ penalty notices issued under the Income Tax Act, 1961, which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

The Company’s assessments in India are completed for the years up to March 31, 2019 and for the year ended March 31, 2021. The Company has received demands on multiple tax issues. These claims are primarily arising out of denial of deduction under section 10A of the Income Tax Act, 1961 in respect of profit earned by the Company’s undertaking in Software Technology Park at Bengaluru, the appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008 which either has been or may be contested by the Income tax authorities before the Hon’ble Supreme Court of India. Other claims relate to disallowance of tax benefits on profits earned from Software Technology Park and Special Economic Zone units, capitalization of research and development expenses, transfer pricing adjustments on intercompany / inter unit transactions and other issues.

Income tax claims against the Company amounting to ₹ 99,431 and ₹ 99,851 are not acknowledged as debt as at March 31, 2025 and June 30, 2025, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounting to ₹ 19,292 and ₹ 19,598 as of March 31, 2025, and June 30, 2025, respectively. However, the resolution of these disputed demands is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

27. Segment information

The Company is organized into the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT services offerings to customers organized by four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East and Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes the entire business of Latin America (“LATAM”) and the following industry sectors in the United States of America: Communication, Media and Networks, Technology Software and Gaming, Technology New Age, Health, and Consumer. Americas 2 includes the entire business in Canada and the following industry sectors in the United States of America: Banking and Financial services, Energy, Manufacturing and Resources, Capital markets and Insurance, and Hi-tech. Europe consists of the United Kingdom and Ireland, Switzerland, Germany and Western Europe. APMEA consists of Australia and New Zealand, Southeast Asia, Japan, India, the Middle East, and Africa.

Revenue from each customer is attributed to the respective SMUs based on the location of the customer’s primary buying center of such services. With respect to certain strategic global customers, revenue may be generated from multiple countries based on such customer’s buying centers, but the total revenue related to these strategic global customers are attributed to a single SMU based on the geographical location of key decision makers.

Our IT Services segment provides a range of IT and IT enabled services which include digital strategy advisory, customer centric design, technology consulting, IT consulting, custom application design, development, re-engineering and maintenance, systems integration, package implementation, cloud and infrastructure services, business process services, cloud, mobility and analytics services, research and development and hardware and software design.

IT Products: The Company is a value-added reseller of security, packaged and SaaS software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to these items is reported as revenue from the sale of IT Products.

The Chief Executive Officer (“CEO”) and Managing Director of the Company has been identified as the Chief Operating Decision Maker as defined by IFRS 8, “Operating Segments”. The CEO of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segments for the three months ended June 30, 2024, is as follows:

	IT Services										IT Products			Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	67,700	₹	67,338	₹	60,422	₹	23,503	₹	218,963	₹	469		₹	—	₹	219,432
Segment result		13,687		15,533		5,873		2,441		37,534		(47)			59		37,546
Unallocated										(1,477)		—			—		(1,477)

Segment result total									₹	36,057	₹		(47)	₹	59	₹	36,069
Finance expenses																	(3,288)
Finance and other income																	7,480
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																	(45)

Profit before tax																₹	40,216
Income tax expense																	(9,850)

Profit for the period																₹	30,366

Depreciation, amortization and impairment																₹	7,289

Information on reportable segments for the three months ended June 30, 2025, is as follows:

	IT Services										IT Products		Reconciling Items		Total
	Americas 1		Americas 2		Europe		APMEA		Total
Revenue	₹	73,097	₹	67,070	₹	56,817	₹	23,816	₹	220,800	₹	728	₹	—	₹	221,528
Segment result		14,994		13,385		6,026		2,979		37,384		20		(2,430)		34,974
Unallocated										750		—		—		750

Segment result total									₹	38,134	₹	20	₹	(2,430)	₹	35,724
Finance expenses																(3,608)
Finance and other income																10,417
Share of net profit/(loss) of associate and joint venture accounted for using the equity method																50

Profit before tax															₹	42,583
Income tax expense																(9,218)

Profit for the period															₹	33,365

Depreciation, amortization and impairment															₹	6,855

Revenues from India, being Company’s country of domicile, is ₹ 4,923 and ₹ 4,926 for the three months ended June 30, 2024, and 2025, respectively.

Revenues from United States of America and United Kingdom contributed more than 10% of Company’s total revenues as per table below:

	Three months ended June 30,
	2024		2025
United States of America	₹	129,433	₹	133,973
United Kingdom		25,106		21,675

	₹	154,539	₹	155,648

No customer individually accounted for more than 10% of the revenues during the three months and year ended June 30, 2024 and 2025.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling Items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of Company owned intellectual properties is reported as part of IT Services revenues.
c)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains/(losses), net” in revenues, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

d)	Restructuring cost of ₹ Nil and ₹ 2,469 for the three months ended June 30, 2024 and 2025, respectively is included under Reconciling items.
e)	“Unallocated” within IT Services segment includes:

	Three months ended June 30,
	2024		2025
Amortization and impairment expenses on intangible assets (Refer to Note 6)	₹	1,782	₹	1,625
Change in fair value of contingent consideration (Refer to Note 17)		—		48

f)	Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 1,329 and ₹ 436 for the three months ended June 30, 2024 and 2025, respectively.
g)

Segment results of IT Services segment are after recognition of (gain)/loss on sale of property, plant and equipment of ₹ (23) and ₹ (66) for the three months ended June 30, 2024 and 2025, respectively.

28. List of subsidiaries, associate and joint venture as at June 30, 2025 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Attune Consulting India Private Limited			India

Capco Technologies Private Limited			India

Wipro Chengdu Limited			China

Wipro Holdings (UK) Limited			U.K.

Wipro IT Services Bangladesh Limited			Bangladesh

Wipro IT Services UK Societas			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway
		Designit Spain Digital, S.L.U	Spain
		Designit T.L.V Ltd.	Israel
	Wipro Bahrain Limited Co. W.L.L		Bahrain
	Wipro Czech Republic IT Services s.r.o.		Czech Republic
	Wipro CRM Services		Belgium
		Wipro 4C Consulting France SAS	France
		Wipro CRM Services B.V.	Netherlands
		Wipro CRM Services ApS	Denmark
		Wipro CRM Services UK Limited	U.K.
	Grove Holdings 2 S.á.r.l		Luxembourg
		Capco Solution Services GmbH	Germany
		The Capital Markets Company Italy Srl	Italy

		Capco Brasil Serviços E Consultoria Ltda	Brazil
		The Capital Markets Company BV (1)	Belgium
		Capco Consulting Middle East FZE	UAE
	PT. WT Indonesia		Indonesia
	Rainbow Software LLC		Iraq
	Wipro Arabia Limited (2)		Saudi Arabia
		Women’s Business Park Technologies Limited (2)	Saudi Arabia
	Wipro Doha LLC		Qatar
	Wipro Financial Outsourcing Services Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Gulf LLC		Sultanate of Oman
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro do Brasil Technologia Ltda (1)	Brazil
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Portugal S.A. (1)	Portugal
		Wipro Solutions Canada Limited	Canada
		Wipro Technologies Limited	Russia
		Wipro Technologies Peru SAC	Peru
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Technology Chile SPA	Chile
		Applied Value Technologies B.V.	Netherlands
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro IT Services S.R.L.		Romania
	Wipro Regional Headquarter		Saudi Arabia
	Wipro Technologies Australia Pty Ltd		Australia
		Wipro Ampion Holdings Pty Ltd (1)	Australia
	Wipro Technologies SA		Argentina
	Wipro Technologies SA DE CV		Mexico
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro Technologies SRL		Romania
	Wipro (Thailand) Co. Limited		Thailand

Wipro Japan KK			Japan

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia
	Applied Value Technologies Pte Limited		Singapore
	Wipro (Tianjin) Limited (4)		China

Wipro Philippines, Inc.			Philippines

Wipro Shanghai Limited			China

Wipro Travel Services Limited			India

Wipro, LLC			USA

	Wipro Gallagher Solutions, LLC		USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		Aggne Global Inc. (3)	USA
		Cardinal US Holdings, Inc.(1)	USA
		Edgile, LLC	USA
		HealthPlan Services, Inc. (1)	USA
		Infocrossing, LLC	USA
		International TechneGroup Incorporated (1)	USA
		Wipro NextGen Enterprise Inc. (1)	USA
		Rizing Intermediate Holdings, Inc. (1)	USA
		Wipro Appirio, Inc. (1)	USA

		Wipro Designit Services, Inc. (1)	USA
		Wipro Telecom Consulting LLC	USA
		Wipro VLSI Design Services, LLC	USA
		Applied Value Technologies, Inc.	USA

Aggne Global IT Services Private Limited (3)			India

Wipro, Inc.			USA
	Wipro Life Science Solutions, LLC		USA

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD’ incorporated in South Africa and Wipro Foundation in India. All the above direct subsidiaries are 100% held by the Company except as mentioned in footnote (2) and (3) below.

(2)	Wipro IT Services UK Societas holds 66.67% of the equity securities of Wipro Arabia Limited. Wipro Arabia Limited holds 100% of the equity securities of Women’s Business Park Technologies Limited.
(3)	The Company holds 60% of the equity securities of Aggne Global IT Services Private Limited and Wipro IT Services, LLC holds 60% of the equity securities of Aggne Global Inc.
(4)	Wipro (Tianjin) Limited has been incorporated with effect from May 23, 2025, which is 100% held by Wipro Networks Pte Limited.

(1)

Step Subsidiary details of Cardinal US Holdings, Inc., HealthPlan Services, Inc., International TechneGroup Incorporated, Wipro NextGen Enterprise Inc., Rizing Intermediate Holdings, Inc., The Capital Markets Company BV, Wipro Ampion Holdings Pty Ltd, Wipro Appirio, Inc., Wipro Designit Services, Inc., Wipro do Brasil Technologia Ltda and Wipro Portugal S.A. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation

Cardinal US Holdings, Inc.			USA
	Capco Consulting Services LLC		USA
	Capco RISC Consulting LLC		USA
	The Capital Markets Company LLC		USA

HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA

International TechneGroup Incorporated			USA

	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	MechWorks S.R.L.		Italy

Wipro NextGen Enterprise Inc.			USA
	LeanSwift AB		Sweden

Rizing Intermediate Holdings, Inc.			USA

	Rizing Lanka (Private) Ltd		Sri Lanka
		Attune Netherlands B.V. (5)	Netherlands

	Rizing Solutions Canada Inc.		Canada
	Rizing LLC		USA
		Aasonn Philippines Inc.	Philippines
		Rizing B.V.	Netherlands
		Rizing Consulting Ireland Limited	Ireland
		Rizing Consulting Pty Ltd.	Australia
		Rizing Geospatial LLC	USA
		Rizing GmbH	Germany
		Rizing Limited	U.K.
		Rizing Consulting USA, LLC (formerly known as Rizing Consulting USA, Inc.)	USA
		Rizing Pte Ltd. (5)	Singapore

The Capital Markets Company BV			Belgium

	CapAfric Consulting (Pty) Ltd		South Africa
	Capco Belgium BV		Belgium
	Capco Consultancy (Malaysia) Sdn. Bhd		Malaysia

	Capco Consultancy (Thailand) Ltd		Thailand
	Capco Consulting Singapore Pte. Ltd		Singapore
	Capco Greece Single Member P.C		Greece
	Capco Poland sp. z.o.o		Poland

	The Capital Markets Company (UK) Ltd		U.K.

	The Capital Markets Company GmbH		Germany
		Capco Austria GmbH	Austria
	The Capital Markets Company Limited		Hong Kong
	The Capital Markets Company Limited		Canada
	The Capital Markets Company S.á.r.l		Switzerland
		Andrion AG	Switzerland
	The Capital Markets Company S.A.S		France
	The Capital Markets Company s.r.o		Slovakia

Wipro Ampion Holdings Pty Ltd			Australia
	Wipro Revolution IT Pty Ltd		Australia
	Wipro Shelde Australia Pty Ltd		Australia

Wipro Appirio, Inc.			USA
	Wipro Appirio (Ireland) Limited		Ireland
		Wipro Appirio UK Limited	U.K.
	Topcoder, LLC.		USA

Wipro Designit Services, Inc.			USA
	Wipro Designit Services Limited		Ireland

Wipro do Brasil Technologia Ltda			Brazil
	Wipro do Brasil Servicos Ltda		Brazil
	Wipro Do Brasil Sistemas De Informatica Ltda		Brazil

Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Wipro Business Solutions GmbH (5)	Germany
		Wipro IT Services Austria GmbH	Austria

(5) Step Subsidiary details of Attune Netherlands B.V., Rizing Pte Ltd. and Wipro Business Solutions GmbH are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Attune Netherlands B.V.			Netherlands
	Rizing Germany GmbH		Germany
	Attune Italia S.R.L		Italy
	Attune UK Ltd.		U.K.
Rizing Pte Ltd.			Singapore
	Rizing New Zealand Ltd.		New Zealand
	Rizing Philippines Inc.		Philippines
	Rizing SDN BHD		Malaysia
	Rizing Solutions Pty Ltd		Australia
Wipro Business Solutions GmbH			Germany
	Wipro Technology Solutions S.R.L		Romania

As at June 30, 2025, the Company held 43.7% interest in Drivestream Inc. and 27% interest in SDVerse LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

Vide the order dated June 06, 2025, the Hon’ble National Company Law Tribunal, Bengaluru bench, approved the scheme of amalgamation for the merger of wholly owned subsidiaries Wipro HR Services India Private Limited, Wipro Overseas IT Services Private Limited, Wipro Technology Product Services Private Limited, Wipro Trademarks Holding Limited and Wipro VLSI Design Services India Private Limited with Wipro Limited. As per the said scheme, the appointed date is April 1, 2025.

29.	Events after the reporting period

The Board of Directors in their meeting held on July 17, 2025, declared an interim dividend of ₹ 5 /- (U.S.$ 0.06) per equity share and ADR (250% on an equity share of par value of ₹ 2 /-).

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Rishad A. Premji	Deepak M. Satwalekar	Srinivas Pallia

Chartered Accountants	Chairman	Director	Chief Executive Officer and

Firm Registration No: 117366W/W - 100018	(DIN: 02983899)	(DIN:00009627)	Managing Director
(DIN: 10574442)

Anand Subramanian	Aparna C. Iyer		M. Sanaulla Khan
Partner	Chief Financial Officer		Company Secretary
Membership No. 110815			Membership No.: F4129

Bengaluru
July 17, 2025